UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Medtronic, Inc.

(Exact name of Registrant as Specified in its Charter)

Minnesota	1-7707	41-0793183
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

710 Medtronic Parkway Minneapolis, Minnesota	55432
(Address of principal executive offices)	(Zip Code)

Gary L. Ellis

763-514-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1—Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Medtronic, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

A copy of Medtronic’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available through our website: www.medtronic.com (under the “Investors” caption and “Financial Information—SEC Filings” subcaption).

Item 1.02 Exhibits

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2.01—Exhibits

The following exhibit is filed as part of this report

Exhibit 1.02—Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Medtronic, Inc.

By	/s/ Gary L. Ellis	May 29, 2014
	Gary L. Ellis Executive Vice President and Chief Financial Officer	(Date)

EXHIBIT INDEX

Medtronic, Inc.

Form SD

Exhibit No.	Description

1.02	Conflict Minerals Report